UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

This report on Form 6-K is being furnished to provide the following information that was filed in Israel by Israel Chemicals Ltd. pursuant to Israeli Securities Law requirements. This report is being furnished and not filed.

1.	Immediate report of Israel Chemicals Ltd. dated October 21, 2014 regarding final conclusions of the Sheshinski Committee (Examination of Taxation of Natural Resources).

Item 1

October 21, 2014

Immediate Report Regarding Final Conclusions of the Sheshinski Committee (Examination of Taxation of Natural Resources)

Pursuant to the Immediate Reports dated 18 May 2014 (Reference No. 2014-01-066738) and section 9.17 of the Directors’ Report for the second quarter of 2014, regarding the draft Sheshinki Committee conclusions, the Company wishes to report that the Sheshinki Committee has yesterday published its final conclusions "regarding the government take to be received from use of national resources by private bodies" (the “Committee Recommendations”) in the Ministry of Finance's website.

The main Committee Recommendations, as described in the Executive Summary chapter, are as follows:

1.	The mix of taxes on natural resources in Israel will include three taxation elements: royalties, natural resources tax and corporate tax.
2.
The royalty rate for all minerals will be 5% for any extracted amount (currently, the royalty rate for potash is 5% on annual sales of up to 1.5 million tons, and 10% for any sales above that amount. The royalty rate for phosphates is 2%); the calculation of the royalties for phosphates which is made in accordance with the Mines Ordinance, will be changed such that the recognition of refining and processing costs of the mined raw material will be in accordance with normative costs to be established in the law.

3.	A new natural resources tax will be imposed. The following are the main aspects of the proposed tax:
•	The natural resources tax base will be the amount from which the natural resources tax will be collected every year.
•
The tax base will be the Company’s operating profit, according to accounting profit and loss statements, after certain adjustments (such as adjusting the consolidated profit and loss statements to the solo statement, adjusting the sale price in transactions with related parties according with the transfer price, adjustments according to the Income Tax Ordinance) less financing expenses in the rate of 5% of the Company’s working capital, and less an amount that will represent the yield on the remaining depreciated cost of the fixed property used in the production and sale of the mineral.

•
A progressive tax will be imposed on the tax base, as described above, at a rate that will be determined in accordance with the level of the yield on the remaining depreciated cost of the fixed property used in the production and sale of the mineral in that year. The first tax bracket for the natural resource tax will be 25% and the second tax bracket will be 42%, based on the range of the yields on the remaining depreciated cost of the fixed property, as follows:

For operating profit in a yield level of 14%, the tax will be 0%.
For operating profit in a yield level between 14%-20%, the tax rate will be 25%.
For operating profit in a yield level beyond 20%, the tax rate will be 42%.
For the years in which the natural resources tax base is negative, the negative amount will be carried over from year to year, and will serve as a tax shield in following tax year.

4.
The limits of the natural resources tax – the natural resources tax will only be imposed on the profits derived from the production and the sale of minerals, such as potash and phosphates, and not on profits derived from downstream industrial activity. In addition, the natural resources tax will be calculated separately for each mineral. However, to the extent that there is a synergy between the different resources, and that a particular mineral produces a benefit in the production of a different mineral, the committee believes that such benefit should be reflected in the calculation of the natural resources tax.

Consequently, the benefit produced by the magnesium plant for the potash plant in the production of sylvinite will be recognized as an expense for the potash plant, and accordingly will be recognized as income for the magnesium plant. Clear rules will be established for this purpose with regard to the calculation of the said savings, with respect to potash and other minerals, if applicable.

5.
A mechanism will be established for determining the market price for natural resources transactions between related parties in Israel, as well as a mechanism for calculating the manner in which expenses will be attributed to the production and sale of the natural resource and to the downstream activities.

Regarding bromine, a natural resources tax will be imposed in the same way it is imposed on other natural resources, other than that the transfer price will be calculated separately for transfers to related parties in Israel, and separately for sales to related parties abroad. The transfer price for elemental bromine to related parties will be the higher of the following:

•	The actual price – the actual sale price for elemental bromine to related parties in Israel or abroad, whichever is relevant;
•	The price to a third party – the weighted average of the sale price to unrelated parties, which are manufacturers of bromine compounds, while adjusting the shipping and marketing costs, as needed;
•
A normative price – the normative price will be linked to the bromine compounds index and determined based on the Netback method, relying on the data from the five previous years for the Bromine Compounds Company in Israel or abroad, as relevant. In each of those years, all bromine compounds production costs will be deducted from the sales turnover for the Bromine Composite Company, except for the cost of purchasing the raw bromine. The operating profit, before the deduction of the cost of purchasing the raw bromine, will also be deducted of a normative profit in the rate of 12% of the sales turnover of the Bromine Compounds Company in Israel or abroad, as the case may be. The amount reached through this calculation, for each of the years that is examined, will be divided by the amount of the bromine that the Bromine Compounds Company has purchased in each of the years, and will be weighted into the stated normative price. The mechanism will be examined every 5 years and will be updated if necessary.

6.	The government take to be received from minerals when a natural resources tax is imposed is expected according to the committee to range from 46%-55%.

7.	The Committee’s Recommendations, if they are anchored in legislation, will apply to Dead Sea Works Ltd. (“DSW”), as of 1 January 2017.

8.
The end of the Dead Sea concession period – a designated team will be established, to be appointed by the Accountant General at the Ministry of Finance, which will work to establish certainty regarding the manner in which the value of the DSW assets will be calculated at the end of the concession period, in accordance with the Deed of Concession. This team will submit its recommendations to the Minister of Finance by the end of the first quarter of 2015. Additionally, the Minister of Finance will appoint a second team which will submit recommendations regarding the government actions that are needed in anticipation of the end of the concession period and will examine the manner in which the concession will be granted in the future. This team will submit its recommendations by the end of the first quarter of 2016.

9.
The Encouragement of Capital Investments Law – the law will be amended, to clarify that with regard to any tax benefits pursuant to that law, the definition of a “mineral extraction plant” will include all the plant’s activity through the production of the first sellable natural resources, such as potash, bromine and magnesium. Therefore, any activity in the production of the mineral will be subjected to the excess profit tax, and will not be entitled to tax benefits pursuant to the Encouragement of Capital Investments Law. Downstream product activity such as bromine compounds and fertilizers will not be a part of the base used for calculating the excess profits tax and will not be excluded from the application of the Law.

It should be noted, that attached to the Committee’s Recommendation’s, were, among others, a minority statement of the Accountant General at the Ministry of Finance as well as a reservation from the Committee’s Recommendations of the representatives of the Ministry of Economy and the Ministry National Infrastructures, Energy and Water Resources.

The Company, with the assistance of its economic and legal advisors, will review the Committee’s Recommendations, including the changes between the final recommendations in comparison to the interim recommendations, and their impact, inter alia, on the Company’s business results. The committee’s recommendations require government approval and primary legislation in the Knesset and thus may change.

Name of the authorized signatory on the report and name of authorized electronic reporter: Lisa Haimovitz.
Position: VP General Counsel and Company Secretary.
Signature Date: October 21, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice Persident, Chief Financial Officer & Strategy, Manager of Market Risk Management

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: October 21, 2014